SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 105141 / April 1, 2026

Admin. Proc. File No. 3-22015

In the Matter of

DANIELS CORPORATE ADVISORY COMPANY, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of each class of the company's securities registered under Exchange Act Section 12.

APPEARANCES:

Arthur Viola, Chief Executive Officer, for Daniels Corporate Advisory Company, Inc.

Samantha Williams and *Sandhya C. Harris* for the Division of Enforcement.

On August 19, 2024, the Securities and Exchange Commission issued an order instituting proceedings under Section 12(j) of the Securities Exchange Act of 1934 ("OIP") against Daniels Corporate Advisory Company, Inc. (CIK No. 1498291; ticker: DCAC) ("Respondent"), an issuer with a class of securities registered with the Commission under Exchange Act Section 12, alleging that Respondent had not filed required periodic reports.[1] Although Respondent submitted an answer to the OIP, Respondent later ceased participating in this proceeding and never opposed the motion for summary disposition that the Division of Enforcement filed in June 2025. For the reasons below, we grant the Division's motion and revoke the registration of each class of Respondent's securities registered under Exchange Act Section 12.

I. Background

A. Respondent last filed a periodic report in 2022.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered under Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[2] The periodic reports must be filed even if the registration is voluntary.[3] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[4] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[5] A violation of these provisions does not require scienter.[6]

The record shows that Respondent is a defaulted Nevada corporation located in Forest Hills, New York, with a class of securities registered with the Commission under Exchange Act Section 12. The Commission's public EDGAR system further shows that Respondent was delinquent in its periodic filings when the OIP was issued—having not filed any periodic reports

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[1] *Daniels Corp. Advisory Co.*, Exchange Act Release No. 100763, 2024 WL 3875990 (Aug. 19, 2024).

[2] *See* 15 U.S.C. §§ 78m(a), 78*l*.

[3] *See* Exchange Act Section 12(g)(1), 15 U.S.C. § 78*l*(g)(1) (permitting voluntary registration); Exchange Act Section 13(a), 15 U.S.C. § 78m(a) (requiring filing of periodic reports, in accordance with Commission rules and regulations, by every issuer of a security registered under Section 12).

[4] 17 C.F.R. §§ 240.13a-1, .13a-13.

[5] 15 U.S.C. § 78m(a).

[6] *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Cap. Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

since October 17, 2022, when it filed a Form 10-Q for the period ended August 31, 2022—and that Respondent has made no subsequent EDGAR filings.[7]

B. After filing an answer that did not deny the OIP's allegations, Respondent failed to respond to the Division's motion for summary disposition.

In September 2024, Respondent's chief executive officer submitted an answer to the OIP, in which Respondent did not deny any of the OIP's factual allegations and thus admitted them.[8] Respondent's CEO provided his email address in the answer, and all subsequent filings and orders in this proceeding were served on Respondent at that address. In the answer, Respondent stated that its chief financial officer had retired for health reasons and that its CEO had later also experienced medical issues. Respondent requested that the Commission "temporarily suspend" the registration of Respondent's securities for 12 months, asserting that this would allow "ample time" to become compliant.

The parties subsequently held a prehearing conference. In a joint statement about the conference, the parties stated that, if they could not reach a settlement, the Division planned to file a motion for summary disposition. The parties also proposed a schedule for filing opposition and reply briefs if the Division were to file such a motion. Respondent's CEO signed the joint statement on Respondent's behalf.

The Commission later issued a briefing schedule incorporating the parties' previous proposal.[9] In its subsequent motion for summary disposition, the Division requested that the Commission revoke the registrations of each class of Respondent's securities registered under Exchange Act Section 12. After Respondent failed to respond to the Division's motion, the Commission ordered Respondent to show cause why it should not be deemed to be in default and this proceeding determined against it.[10] In a timely response, Respondent attributed its failure to oppose the Division's motion to unspecified "serious life[-]threatening health issues" that its CEO had experienced. Respondent also stated, however, that those issues had "now" been "resolved"; that its CEO was "fine"; and that the company was "accessing deals" and had discussed with potential lenders "[w]orking capital to bring [it] current in reporting." Respondent requested "additional time to bring everything forward."

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[7] *See* Rule of Practice 323, 17 C.F.R. § 201.323 (providing that the Commission may take official notice of its "public official records").

[8] *See* Rule of Practice 220(c), 17 C.F.R. § 201.220(c) ("Any allegation not denied [in an answer] shall be deemed admitted.").

[9] *Daniels Corp. Advisory Co.*, Exchange Act Release No. 103051, 2025 WL 1425443 (May 16, 2025) (order setting agreed schedule for summary disposition briefing after the Division made filing stating that it planned to file its motion by a date certain).

[10] *Daniels Corp. Advisory Co.*, Exchange Act Release No. 103533, 2025 WL 2081547 (July 23, 2025) (explaining that the Commission could deem Respondent in default and determine the proceeding against it if Respondent failed to file a responsive brief).

The Commission thereafter granted Respondent an extension of time in which to file any opposition to the Division's motion for summary disposition, but the Commission expressly warned Respondent that if it did not comply it could be deemed to be in default.[11] Appropriations to the Commission lapsed in October 2025, and Respondent's briefing deadline was further extended until December 15, 2025.[12] Despite these extensions and repeated warnings about the potential consequences of not participating in this proceeding, Respondent has never responded to the Division's motion for summary disposition. Nor has it otherwise further participated in this proceeding or since filed any required periodic reports.

II. Analysis

A. Summary disposition is appropriate.

Under Commission Rule of Practice 250, a motion for summary disposition may be granted if "there is no genuine issue with regard to any material fact" and the moving party is "entitled to summary disposition as a matter of law."[13] Respondent has not presented any argument or evidence relevant to either of these inquiries and forfeited any arguments in its answer because Respondent did not oppose the Division's motion for summary disposition.[14] Nor has Respondent requested a hearing. For these and the reasons below, we find that the Division has satisfied its burden under the summary disposition standard, that summary disposition is appropriate, and that an in-person hearing is unnecessary.

B. We deem it necessary and appropriate to revoke the registration of each class of Respondent's securities that is registered under Exchange Act Section 12.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to revoke the registration of an issuer's securities if we find, on the record after notice and opportunity for hearing, that the issuer has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[15] The record shows that Respondent has a class of securities registered with the Commission under Exchange Act Section 12 and that Respondent last made a periodic filing on October 17, 2022, when it filed a Form 10-Q for the

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[11]   *Daniels Corp. Advisory Co.*, Exchange Act Release No. 104007, 2025 WL 2709345 (Sept. 22, 2025).

[12]   *Pending Administrative Proceedings*, Exchange Act Release No. 104177, 2025 WL 3191887 (Nov. 13, 2025).

[13]   17 C.F.R. § 201.250(b).

[14]   *Cf. William M. Apostelos*, Exchange Act Release No. 99539, 2024 WL 624007, at *2 & n.13 (Feb. 14, 2024) (finding that respondent forfeited any arguments made in his answer by not responding to motion for summary disposition); *Albert K. Hu*, Advisers Act Release No. 6497, 2023 WL 8469447, at *2 (Dec. 6, 2023) (holding that the respondent "forfeited any objection to our deciding this proceeding by summary disposition" because he failed to "argue that summary disposition is inappropriate or that an in-person hearing is necessary").

[15]   15 U.S.C. § 78*l*(j).

period ended August 31, 2022. These undisputed facts establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder by failing to make required filings.[16]

Accordingly, we need only determine an appropriate sanction, if any. To do so, we apply a multifactor test, considering, among other things:

> [T]he seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[17]

Although these factors are nonexclusive, and no single factor is dispositive,[18] the Commission has long held "that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other . . . factors would justify a sanction less than revocation."[19]

Respondent's violations were recurrent in that it has failed to file required annual reports over multiple years.[20] These violations are serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[21] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed

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[16]   *Id.* § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13; *see also supra* notes 2–6 and accompanying text.

[17]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[18]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[19]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011).

[20]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[21]   *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

investment decisions based on current and reliable information."[22] That Respondent repeatedly ignored its reporting obligations evinces "a 'high degree of culpability.'"[23] And because Respondent failed to respond to the Division's motion for summary disposition, it has submitted no evidence of its claimed efforts to remedy its past violations and ensure future compliance by obtaining financing sufficient to do so.

Nor has it made any assurances against further violations. Respondent previously sought more time to come into compliance and ascribed its delinquencies to management health issues. Since representing six months ago that those health concerns had been resolved, Respondent has yet to make any filings. Indeed, Respondent has still not filed a single required periodic report since October 2022.[24] Respondent, which stopped participating in this proceeding and has not opposed the Division's dispositive motion, has thus not made any showing that justifies a sanction less than revocation (let alone a strongly compelling one).

The Commission has recognized that, "in any deregistration[,] current shareholders could be harmed by a diminution in the liquidity and value of their stock by virtue of the deregistration."[25] But Respondent's failure to timely file periodic reports has harmed, and continues to harm, both current and prospective shareholders because they must make investment decisions without the current and comprehensive financial information that those reports would provide.[26] We accordingly find it necessary and appropriate for the protection of

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[22]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[23]   *See, e.g.*, *Citizens Cap.*, 2012 WL 2499350, at *5 (quoting *Am.'s Sports Voice*, 2007 WL 858747, at *3).

[24]   *See Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission) (comma omitted).

[25]   *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 WL 1835958, at *4 (July 5, 2006).

[26]   *See LegacyXChange, Inc.*, Exchange Act Release No. 96401, 2022 WL 17345980, at *7 (Nov. 29, 2022) (finding that respondent's failure to timely file periodic reports harmed both current and prospective investors); *China-Biotics*, 2013 WL 5883342, at *14 (finding that "[a]ll investors in the marketplace, both current and prospective, have been deprived of timely reports that accurately reflect the company's financial situation and material business developments").

investors to revoke the registration of each class of Respondent's securities registered under Exchange Act Section 12.

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE and UYEDA).

Vanessa A. Countryman
Secretary

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 105141 / April 1, 2026

Admin. Proc. File No. 3-22015

In the Matter of

DANIELS CORPORATE ADVISORY COMPANY, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of each class of the securities of Daniels Corporate
Advisory Company, Inc. (CIK No. 1498291; ticker: DCAC) registered under Section 12 of the
Securities Exchange Act of 1934 is hereby revoked under Exchange Act Section 12(j).

The revocation is effective as of April 2, 2026.

By the Commission.

Vanessa A. Countryman
Secretary